SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2015

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Announcement  |  Lisbon  |  23 February 2015

Change in the composition of interest

Portugal Telecom, SGPS S.A. (“PT SGPS”) hereby informs that it was notified of a change in the composition of the qualified holding held by Controlinveste International Finance, S.A..

This changed resulted from the acquisition, by Olivedesportos — Publicidade, Televisão e Media, S.A., on an over-the counter transaction, on 13 February 2015, following the execution of sale and purchase agreements entered into between Controlinveste International Finance, S.A. and Controlinveste International, S.À.R.L. and between Controlinveste International, S.à.r.L. and Olivedesportos — Publicidade, Televisão e Media, S.A., regarding 20,419,325 ordinary shares representing 2.28% of PT SGPS’ share capital and corresponding voting rights.

PT SGPS was further informed that Controlinveste International Finance, S.A. is fully owned by Controlinveste International, S.à.r.l., which, in turn, is fully owned by Olivedesportos — Publicidade, Televisão e Media, S.A., which, in turn, is fully owned by Olivedesportos, SGPS, S.A., which, in turn, is fully owned by Controlinvest Media, SGPS, S.A., which, in turn, is fully owned by Controlinvest, SGPS, S.A.. This latter company is fully owned by Mr. Joaquim Francisco Alves Ferreira de Oliveira, pursuant to paragraph 1 of article 20 of the Portuguese Securities Code, the voting rights corresponding to the above mentioned qualified holding corresponding to 20,419,325 PT SGPS ordinary shares representing 2.28% of PT SGPS’s share capital and corresponding voting rights continue to be attributed to Mr. Joaquim Francisco Alves Ferreira de Oliveira.

This statement is pursuant to the terms and for the purposes of articles 17 of the Portuguese Securities Code and 2 of the Portuguese Securities Commission Regulation no. 5/2008, following a communication received from Olivedesportos — Publicidade, Televisão e Media, S.A., Controlinveste International Finance, S.A. and Controlinveste International, S.à.r.l..

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Luis Sousa de Macedo Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.ptsgps.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2015

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.